SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)(1)

                               4networld.com, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.00001 par value per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   35104P 10 5
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                           900 Third Avenue, Suite 201
                            New York, New York 10022
                                 (212) 610-2778

                                 with a copy to:

                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 12, 2000
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

-------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 35104P 10 5              SCHEDULE 13D
------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Steven N. Bronson
------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
                                                                      a.  [ ]
                                                                      b.  [ ]
------------------------------------------------------------------------------
3.   SEC Use Only

------------------------------------------------------------------------------
4.   Source of Funds*

     PF
------------------------------------------------------------------------------
5.   Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                       [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     USA
------------------------------------------------------------------------------
                  7.     Sole Voting Power
  Number of
   Shares                5,118,800
Beneficially      ------------------------------------------------------------
  Owned By        8.     Shared Voting Power
    Each
  Reporting              0
   Person         ------------------------------------------------------------
    With          9.     Sole Dispositive Power

                         5,118,800
                  ------------------------------------------------------------
                  10.    Shared Dispositive Power

                         0
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,118,800
------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                       [ ]


------------------------------------------------------------------------------
13.  Percent of Class Represented By Amount in Row (11)

     61.6%
------------------------------------------------------------------------------
14   Type of Reporting Person*

     IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 35104P 10 5              SCHEDULE 13D

Item 1.  Security and Issuer.

           Except as expressly restated and amended below, the Schedule 13D and amendment thereto, as filed on behalf of Steven N. Bronson, with respect to the shares of common stock, $.00001 par value (the "Common Stock") of 4networld.com, Inc., a Delaware corporation, with principal offices located at 900 Third Avenue, Suite 201, New York, New York 10022 ("Issuer"), remains in full force and effect. As of September 30, 2000, the Issuer had 8,011,018 shares of Common Stock issued and outstanding.

Item 2. Identity and Background

          (a) This Amendment No. 4 to Schedule 13D is being filed on behalf of Steven N. Bronson.

          (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022.

          (c) Mr. Bronson is President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act.

          (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

            On October 12, 2000, Mr. Bronson purchased 55,000 shares of Common Stock in the open market at and average price of $0.46875 for a total purchase price of $25,781.25.

Item 4.  Purpose of Transaction.

         Mr. Bronson acquired the shares of Common Stock of the Issuer because he believed the shares were undervalued.

Item 5. Interest in Securities of the Issuer

               (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 5,118,800 shares of Common Stock, representing approximately 61.6% of the total shares of the Issuer's Common Stock deemed outstanding. Mr. Bronson possesses sole voting and dispositive power with respect to such shares of Common Stock.

               (c) Not Applicable.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

               (e) Not Applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date:  October 16, 2000


                                               /S/ Steven N. Bronson
                                               ----------------------------
                                               Steven N. Bronson


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).